Exhibit 12.1

DISH DBS Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

						For the Three Months
	For the Years Ended December 31,					Ended March 31,
	2006	2007	2008	2009	2010	2010	2011
Income (loss) before taxes	$934,521	$1,344,570	$1,789,427	$976,593	$1,486,988	$340,542	$881,625
Less: Equity earnings of affiliate	—	—	—	1,975	—	—	—
Interest expense (net of amounts capitalized)	389,993	372,612	368,838	407,413	470,890	120,938	119,973
Amortization of capitalized interest (estimate)	11,771	12,188	5,338	5,484	7,360	1,404	2,164
Interest component of rent expense (1)	2,430	2,580	7,267	7,004	9,904	770	773
Earnings before fixed charges	$1,338,715	$1,731,950	$2,170,870	$1,398,469	$1,975,142	$463,654	$1,004,535

Interest expense (net of amounts capitalized)	$389,993	$372,612	$368,838	$407,413	$470,890	$120,938	$119,973
Capitalized interest	12,079	7,434	5,607	—	—	—	—
Interest component of rent expense (1)	2,430	2,580	7,267	7,004	9,904	770	773
Total fixed charges	$404,502	$382,626	$381,712	$414,417	$480,794	$121,708	$120,746

Ratio of earnings to fixed charges	3.31 x	4.53 x	5.69 x	3.37 x	4.11 x	3.81 x	8.32 x

(1)  The interest component of rent expense has been estimated by taking the difference between our gross rent expense and the net present value of our rent expense using the weighted average cost of debt for our senior notes during each respective period.  The rates applied are approximately 7% for the years ended December 31, 2006 through December 31, 2010 and for the three months ended March 31, 2010 and 2011.